Issuer Free Writing Prospectus dated February 5, 2016

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplements each dated February 4, 2016

Registration No. 333-202379

HESS CORPORATION

News Release

FOR IMMEDIATE RELEASE

Hess Corporation Prices Concurrent Offerings of Common Stock and Depositary Shares Representing an Interest in Mandatory Convertible Preferred Stock

NEW YORK, February 5, 2016 — Hess Corporation (NYSE: HES) today announced the pricing of its previously announced concurrent underwritten public offerings of 25,000,000 shares of its common stock at a price of $39.00 per share, and 10,000,000 depositary shares, each of which represents a 1/20th interest in a share of its 8.00% Series A Mandatory Convertible Preferred Stock (the “Convertible Preferred Stock”), $1.00 par value per share, with a liquidation preference of $1,000 per share of Convertible Preferred Stock (equivalent to $50 per depositary share), at a price of $50 per depositary share. In addition, the underwriters in each respective offering have been granted a 30-day option to purchase up to 3,750,000 additional shares of common stock and up to 1,500,000 additional depositary shares. The common stock offering and the depositary shares offering are separate public offerings by means of separate prospectus supplements and are not contingent on one another.

The net proceeds from the common stock offering and the depositary shares offering will be approximately $945.8 million and $485.3 million, respectively, in each case after deducting underwriting discounts and commissions and before estimated offering expenses payable by Hess.

Hess plans to use the net proceeds from these offerings to strengthen the Company’s balance sheet and for general corporate purposes including funding its longer term capital needs and the cost of the capped call transactions described below. The concurrent offerings are expected to close on February 10, 2016, subject to customary closing conditions.

The depositary shares entitle the holders, through the bank depositary, to a proportional fractional interest in the rights and preferences of the Convertible Preferred Stock, including conversion, dividend, liquidation and voting rights, subject to certain limited exceptions. Unless converted earlier at the option of the holders, on or around February 1, 2019, each share of Convertible Preferred Stock will automatically convert into between 21.8220 and 25.6420 shares of Hess’ common stock (and, correspondingly, the conversion rate for each depositary share will be between 1.0911 and 1.2821 shares of Hess’ common stock), subject to customary anti-dilution adjustments, depending on the volume-weighted average price of Hess’ common stock over a 20 trading day averaging period prior to that date. Dividends on the Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by Hess’ board of directors, at an annual rate of 8.00% on the liquidation preference of $1,000 per share of Convertible Preferred Stock (or $50 per depositary share), on February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 2016 and ending on, and including, February 1, 2019.

Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as book-running managers for the concurrent offerings.

In connection with the pricing of the depositary shares, Hess entered into privately negotiated capped call transactions with one or more of the underwriters or their affiliates (the “option counterparties”). The capped call transactions are expected generally to reduce the potential dilution to Hess’ common stock upon conversion of the Convertible Preferred Stock, with such reduction subject to a cap. The cap price of the capped call transactions will initially be $53.6250 per share of Hess’ common stock, representing a premium of 37.5% above the public offering price of Hess’ common stock in the concurrent common stock offering, and is subject to certain adjustments under the terms of the capped call transactions. If the underwriters of the depositary shares offering exercise their over-allotment option, Hess intends to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedge of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Hess’ common stock concurrently with, or shortly after, the pricing of the depositary shares. These activities could increase (or reduce the size of any decrease in) the market price of Hess’ common stock or the depositary shares at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding derivative transactions with respect to Hess’ common stock and/or by purchasing or selling shares of Hess’ common stock or other securities of Hess in secondary market transactions following the pricing of the depositary shares and prior to the mandatory conversion date of the Convertible Preferred Stock (and are likely to do so during the final averaging period relating to the mandatory conversion of the Convertible Preferred Stock). This activity could also cause or avoid an increase or a decrease in the market price of Hess’ common stock or the depositary shares, which could affect the value of the shares of Hess’ common stock that a holder of depositary shares will receive upon conversion of the Convertible Preferred Stock and, to the extent the activity occurs during the final averaging period relating to the mandatory conversion of the Convertible Preferred Stock, it could also affect the number of shares of Hess’ common stock that a holder of depositary shares will receive upon conversion.

The common stock and depositary shares are being offered pursuant to an effective shelf registration statement on Form S-3 that was previously filed with the Securities and Exchange Commission (“SEC”). Currently, no public market exists for the depositary shares. Hess intends to apply to list the depositary shares on The New York Stock Exchange under the symbol “HES.PRA.” If the application is approved, Hess expects trading of the depositary shares on The New York Stock Exchange to commence within 30 days after the initial delivery of the depositary shares.

Hess has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for each of the offerings to which this press release relates. Before you invest, you should read the prospectuses and the preliminary prospectus supplements in that registration statement and other documents Hess has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement relating to the offering may be obtained from Goldman, Sachs & Co., c/o Prospectus Department, 200 West Street, New York, NY 10282, by calling (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; or J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue Edgewood, NY 11717 or by calling (866) 803-9204 or by email at prospectus-eq_fi@jpm.com.

About Hess Corporation

Hess Corporation is a leading global independent energy company engaged in the exploration and production of crude oil and natural gas.

Cautionary Statements

This news release contains statements about future events and expectations, or “forward-looking statements,” all of which are inherently uncertain. These forward-looking statements are based on management’s current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, our ability to complete the offerings and the expected timing for completion, the anticipated use of proceeds from the offerings, the expected impact of the capped calls and the expected actions of the option counterparties, our intention to list the depositary shares on The New York Stock Exchange and the date trading on The New York Stock Exchange is expected to commence. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements including prevailing market conditions and other factors. For more information about potential risk factors that could affect Hess and its results, we refer you to the information contained in each prospectus and prospectus supplement for the respective offerings and the risk factors summarized in our Form 10-K for the year ended December 31, 2014. Hess undertakes no obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances.

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Investor Contact:

Jay Wilson

(212) 536-8940

Media Contact:

Michael Henson/Patrick Scanlan

Sard Verbinnen & Co

(212) 687-8080